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                           July 23, 2021

       George A. Makris, Jr.
       Chairman and Chief Executive Officer
       Simmons First National Corp
       501 Main Street
       Pine Bluff, Arkansas 71601

                                                        Re: Simmons First
National Corp
                                                            Registration
Statement on Form S-4
                                                            Filed July 21, 2021
                                                            File No. 333-258059

       Dear Mr. Makris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance